[MORRISON FOERSTER LETTERHEAD]

June 17, 2005

Writer’s Direct Contact
(213) 892-5251
hcohn@mofo.com

By Overnight Delivery and Facsimile

Peggy Kim
Senior Counsel
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 4561
Washington, D.C. 20549

Re:	Vestin Fund III, LLC
Post-Effective Amendment No. 3 to Form S-11
Filed June 3, 2005
File No. 333-105017

Dear Ms. Kim:

On behalf of Vestin Fund III, LLC (the “Company”), we are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 15, 2005 relating to the Post-Effective Amendment No. 3 to Form S-11 (File No. 333-105017) filed by the Company on June 3, 2005. The relevant text of the Staff’s comments has been included in this letter. The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.

1. Comment: We note that the selling price per unit increased to $10.30 per unit as disclosed in a prospectus supplement dated November 10, 2004. Please tell us why it was appropriate to increase the selling price per unit in a prospectus supplement as opposed to a post-effective amendment to the registration statement. In your analysis, please address any rescission risk for those sales made without a post-effective amendment disclosing the new price of $10.30 per unit. In addition, please clarify whether the annual review of the value of the fund’s assets will cause the offering price to be modified each year and tell us how you intend to disclose any future modification in price.

Response: The Company respectfully submits that disclosure of the increase in the selling price per unit in the prospectus supplement was appropriate. Item 512(a) of

Peggy Kim
June 17, 2005
Page Two

Regulation S-K distinguishes between developments that must be reflected in a post-effective amendment from those that may be disclosed in a prospectus supplement. Specifically, Item 512(a) requires the filing of a post-effective amendment to disclose a fundamental change in the information set forth in the registration statement. Although not defined by the Commission or the courts with precision, the “use of the term ‘fundamental’ is intended to reflect current staff practice under which post-effective amendments are filed when major and substantial changes are made to information contained in the registration statement.”1 In contrast, “material changes that can be stated accurately and succinctly in a [prospectus supplement] will continue to be permitted.”2 For example, “a registrant using a shelf registration statement for a series of debt offerings would be able to [disclose in a prospectus supplement] changes in interest rates, redemption, prices and maturities.”3 “While many variations in matters such as operating results, properties, business, product development, backlog, management and litigation ordinarily would not be fundamental, major changes in the issuer’s operations, such as significant acquisitions or dispositions, would require the filing of a post-effective amendment.”4 Thus, the Commission has clearly stated that a “fundamental change” occurs only with respect to a limited number of “major and substantial changes.”

Moreover, the Commission has specifically provided in Item 512(a)(1)(ii) that a change of less than 20% in the maximum aggregate offering price resulting from changes in volume and/or price of the offered securities is not a fundamental change requiring a post-effective amendment and may be reflected in the form of prospectus filed with the Commission. The Company understands this rule to allow for changes in price without a post-effective amendment filing requirement as long as the aggregate change is within the 20% band. In effect, the Company does not believe a change in price within the 20% band constitutes a fundamental change. The Company believes this understanding is consistent with Commission rules and policies. For example, the instruction to paragraph (a) of Rule 430A similarly provides that any price change would not be deemed a material change in disclosure if the aggregate change is within the 20% band. In addition, the Company is not aware of any Commission rule, regulation or release that requires the filing of a post-effective amendment if a price change is within the 20% band. In the Company’s case, it increased the selling price per unit from $10.00 to $10.30 but did not change the number of offered securities, resulting in a 3% increase of the maximum aggregate offering price.

Whether the increased selling price is disclosed in a prospectus supplement or a post-effective amendment does not in any way affect an investor’s ability to make an informed investment decision. An increase in the selling price is unlikely to be improved by Commission review, regardless of the form on which the information is disclosed. As noted

[1]	See Sec. Act. Rel. 6383, 24 SEC Dock. 1262, 1289-1291 (1982) (emphasis added).

[2]	See id.

[3]	See id.

[4]	See id. (emphasis added).

Peggy Kim
June 17, 2005
Page Three

above, the Commission has stated that material changes that can be stated accurately and succinctly may be disclosed in a prospectus supplement.

For the foregoing reasons, the Company respectfully submits that disclosure of the increased selling price was not a fundamental change requiring a post-effective amendment filing and therefore the use of a prospectus supplement was appropriate.

The Company supplementally advises the Staff that it has sold an aggregate of approximately 434,945 units at $10.30. The aggregate additional amount raised as a result of the 3% price increase is approximately $130,000.

The Company supplementally advises the Staff that it currently does not expect to further modify the selling price of its units. Although the Company is required by its operating agreement and tax laws to conduct an annual review of the value of its assets, the offering of units is scheduled to terminate on November 7, 2005. If the Company does decide to further modify the selling price, and if the Staff would prefer the Company to reflect the new selling price in a post-effective amendment, then the Company will undertake to disclose any new selling price in a post-effective amendment.

2. Comment: Please revise to provide all the signatures required by Form S-11, including a majority of the board of directors of the corporate general partner signing the registration statement.

Response: The registration statement was signed by Michael V. Shustek and John Alderfer. The Company supplementally advises the Staff that Mr. Shustek is the sole director and principal executive officer, and Mr. Alderfer is the principal financial and accounting officer, of Vestin Mortgage, Inc., the sole manager of the Company.

Should you have any further questions or comments regarding the captioned filing, please direct them to me at (213) 892-5251.

Very truly yours,

/s/ Hillel T. Cohn

Hillel T. Cohn

cc:	Jennifer Gowetski — Securities and Exchange Commission
Michael V. Shustek — Vestin Fund III, LLC
Ira Levine, Esq. — Levine, Garfinkle & Katz